Exhibit 99.2

Non-U.S. Section 102 Holders

CISCO SYSTEMS, INC.

NON-U.S. SECTION 102 RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on June 29, 2026 (the “Closing Date”), Cisco Systems, Inc. (“Cisco”) acquired Astrix Security Ltd. (the “Company” and such acquisition, the “Acquisition”), pursuant to the Share Purchase Agreement by and among Cisco (and/or a wholly owned subsidiary of Cisco), the Company and certain other parties, dated as of May 3, 2026 (the “Acquisition Agreement”). On the Closing Date, you held one or more outstanding restricted stock units related to ordinary shares of Company stock subject to tax under Section 102(b)(2) of the Israeli Income Tax Ordinance [New Version]-1961 (“102 RSUs” and the “Income Tax Ordinance”, accordingly), granted to you under the Company’s 2021 Share Incentive Plan (the “Plan”). Pursuant to the Acquisition Agreement, on the Closing Date, Cisco assumed the Company’s obligations to honor each of your unvested 102 RSUs related to ordinary shares of Company stock granted to you under the Plan (the “Company 102 RSUs”) and documented by a restricted stock unit agreement and any amendment(s) entered into by and between you and the Company (collectively, the “102 RSU Agreement”), and such Company 102 RSUs were accordingly converted into restricted stock units related to Cisco common stock (the “Assumed 102 RSUs”), subject to the provisions of a special tax ruling to be obtained from the Israeli Tax Authority. This Non-U.S. Section 102 Restricted Stock Unit Assumption Agreement, including any country-specific provisions contained in the Country-Specific Addendum attached hereto (the “Agreement”) evidences the terms of the assumption of your unvested Company 102 RSUs, including the necessary adjustments for assumption of the Company 102 RSUs that are required by the Acquisition.

The table below summarizes your Company 102 RSUs immediately before and after the Acquisition:

Grant Details

Employee ID	[Field: Employee ID]

Grant Date	[Field: Grant Date]

Type of Award	[Field: Grant Type]

Stock Plan Name	[Field: Stock Plan Name]

Grant Number	[Field: Grant Number]

Cisco Number of Shares	[Field: Shares Granted]

Original Number of Shares	[Field: Acquisition Shares]

Vesting Commencement Date	[Field: Vest Start Date]

The post-Acquisition adjustments are based on the Equity Exchange Ratio of 0.0135601, as determined in accordance with the terms of the Acquisition Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your Assumed 102 RSUs was determined by multiplying the Equity Exchange Ratio by the number of ordinary shares of Company stock remaining subject to your Company 102 RSUs on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.

Unless the context otherwise requires, for purposes of this Agreement, any references in the Plan and the 102 RSU Agreement to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock,” “Shares” or “Ordinary Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” or the “Plan Administrator” means the Compensation and Management Development Committee of the Board of Directors of Cisco. As used in this Agreement, “Employer” means your actual employer. All references in the 102 RSU Agreement and the Plan relating to your status as an employee or consultant of the Company or a subsidiary or affiliate will now refer to your status as an employee or consultant of Cisco or any present or future Cisco parent, subsidiary or affiliate.

The vesting commencement date, vesting schedule and expiration date of your Assumed 102 RSUs remain the same as set forth in the 102 RSU Agreement and/or any notice of grant but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. (In this respect, please note that any discussion of terms in any employment offer letter or any other documentation (whether from Cisco, the Company or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your Assumed 102 RSUs.) Notwithstanding anything to the contrary in the Plan or the 102 RSU Agreement(s) (including Section 6.8 of the Plan), vesting of your Assumed 102 RSUs will be suspended during all leaves of absence in accordance with your 102 RSU Agreement and Cisco’s policies subject to applicable law. All other provisions which govern either the settlement or the termination of your Assumed 102 RSUs remain the same as set forth in the 102 RSU Agreement, and the provisions of the 102 RSU Agreement, will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement (including any Country-Specific Addendum), the Acquisition Agreement or otherwise in connection with the Acquisition.

UNLESS EXPRESSLY SET FORTH IN AN EMPLOYMENT AGREEMENT OR OFFER LETTER WITH CISCO, UPON NOTICE OF TERMINATION OF YOUR EMPLOYMENT WITH CISCO OR ANY PRESENT OR FUTURE CISCO SUBSIDIARY, ALL UNVESTED RESTRICTED STOCK UNITS SHALL BE IMMEDIATELY FORFEITED WITHOUT CONSIDERATION, EXCEPT AS MAY BE OTHERWISE DETERMINED BY CISCO IN ITS SOLE DISCRETION.

In accordance with Israeli tax rules and subject to the provisions of a special tax ruling to be obtained, each Assumed 102 RSU will continue to be held in trust by ESOP Trust Management and Trust Services Ltd., an Israeli company, or any other trustee nominated by Cisco and approved by the Israeli Tax Authority (the “Trustee”), and each Assumed 102 RSU shall only be released in accordance with the provisions of Section 102 of the Income Tax Ordinance, the said RSU tax rulings, and any other terms set forth by the Trustee.

Nothing in this Agreement or the 102 RSU Agreement interferes in any way with your right and the right of Cisco or any parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason, whether or not in breach of local labor laws. Future restricted stock units, if any, you may receive from Cisco will be governed by the terms of the Cisco equity plan under which such restricted stock units are granted, and such terms may be different from the terms of your Assumed 102 RSUs, including, but not limited to, vesting and forfeiture upon your termination of employment.

The following are additional terms and conditions of your Assumed 102 RSUs:

Tax-Related Items.

Prior to conversion of the Assumed 102 RSUs (if the conversion is a taxable event in your country, or any other taxable event in relation to the Assumed 102 RSUs), and only if applicable, you authorize Cisco and/or your Employer, or their respective agents, at their discretion to satisfy any obligations for tax liability, including income tax, payroll tax, social contributions, or any other tax-related withholding (“Tax-Related Items”) in relation to your Assumed 102 RSUs by one or a combination of the following: (1) withholding all applicable Tax-Related Items from your wages or other cash compensation paid to you by Cisco and/or the Employer; (2) withholding from proceeds of the sale of the Shares issued upon settlement of the Assumed 102 RSUs either through a voluntary sale or through a mandatory sale arranged by Cisco (on your behalf, pursuant to this authorization); (3) withholding of Shares that would otherwise be issued upon vesting of the Assumed 102 RSUs; or (4) requiring you to satisfy the liability for Tax-Related Items by means of any other arrangement approved by Cisco. If the obligation for Tax-Related Items is satisfied by withholding of Shares, for tax purposes, you are deemed to have been issued the full number of shares subject to the vested Assumed 102 RSUs, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of your participation in the Plan. To avoid financial accounting charges under applicable accounting guidance, Cisco may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or may take any other action required to avoid financial accounting charges under applicable accounting guidance. Finally, you must pay to Cisco or the Employer any amount of Tax-Related Items that Cisco or the Employer may be required to withhold or account for as a result of your participation in the Plan that cannot be satisfied by the means previously described. Cisco may refuse to convert your Company 102 RSUs and/or refuse to issue or deliver the Shares or the proceeds of the sale of Shares if you fail to comply with your obligations in connection with the Tax-Related Items as described in this paragraph.

By accepting this Agreement, you hereby declare that you are familiar with and understand the provisions of Section 102 of the Income Tax Ordinance, including the Capital Gains Route described in subsection (b)(2) thereof, as well as the rules, regulations and procedures promulgated thereunder, and agree to comply with them in full. You acknowledge that the Assumed 102 RSUs and any shares issued thereunder are subject to the terms of the Trust Agreement between the Company (or its successor) and the Trustee, and you undertake to execute any documents reasonably requested by Cisco or the Trustee in connection therewith. You further acknowledge that you have been given the opportunity to seek independent tax and legal advice regarding the tax implications of the assumption of your Company 102 RSU(s).

Regardless of any action Cisco or the Employer takes with respect to any or all Tax-Related Items, you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by Cisco or the Employer. You further acknowledge that Cisco and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Assumed 102 RSUs, including the grant, vesting, conversion into restricted stock units over Cisco shares, any acceleration of vesting, the subsequent sale of Shares acquired pursuant to vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the conversion of Company 102 RSUs into restricted stock units over Cisco Shares, any acceleration of vesting or any aspect of the Assumed 102 RSUs to reduce or eliminate your liability for Tax-Related Items or achieve a particular tax result. Further, if you become subject to taxation in more than one jurisdiction between the grant date and the date of any relevant taxable event, you acknowledge that Cisco and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Data Privacy.

You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal information as described in this Agreement by and among, as applicable, the Employer, and Cisco and its parent, subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that Cisco and the Employer hold certain personal information about you, including, but not limited to, your name, home address and telephone number, email address, date of birth, social insurance number (or other passport, social or national identification number), salary, nationality, citizenship, job title, residency status, any Shares or directorships held in Cisco, details of all Company 102 RSUs and Assumed 102 RSUs or any other entitlement to Shares of stock or equivalent benefits awarded, canceled, purchased, exercised, vested, unvested or outstanding in your favor and any other personal information that could identify you (“Data”), for the purpose of implementing, administering and managing your participation in the Plan.

You understand that Data may be transferred to Cisco or any of its parent, subsidiaries or affiliates, or to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in your country or elsewhere, including outside the European Economic Area, and that the recipient’s country (e.g., the United States) may have different data privacy laws and protections than your country. You authorize the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purposes of implementing, administering and managing your participation in the Plan, including any requisite transfer of such Data to a broker or other third party assisting with the administration of the Assumed 102 RSUs under the Plan or with whom Shares acquired pursuant to the vesting of the Assumed 102 RSUs or cash from the sale of Shares may be deposited. Furthermore, you acknowledge and understand that the transfer of such Data to Cisco or any of its parent, subsidiaries or affiliates, or any third parties is necessary for your participation in the Plan.

You further acknowledge that refusal or withdrawal of the consents herein may affect your ability to realize benefits from the Assumed 102 RSUs and your ability to participate in the Plan. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

No Entitlement or Claims for Compensation.

By accepting this Agreement, you hereby acknowledge and agree as follows:

a) Your rights, if any, in respect of or in connection with the Assumed 102 RSUs or any other stock award are derived solely from the discretionary decision of Cisco to permit you to benefit from a discretionary award. The Plan may be amended, suspended or terminated by Cisco at any time, unless otherwise provided in the Plan and this Agreement or the 102 RSU Agreement. By accepting this Agreement, you expressly acknowledge that there is no obligation on the part of Cisco to continue the Plan and/or grant any additional stock awards or benefits in lieu of restricted stock units, options or any other stock awards even if Company 102 RSUs have been granted repeatedly in the past. All decisions with respect to future stock awards, if any, will be at the sole discretion of Cisco.

b) The Assumed 102 RSUs and the Shares subject to the Assumed 102 RSUs are not intended to replace any pension rights or compensation and are not to be considered compensation of a continuing or recurring nature, or part of your normal or expected compensation, and in no way represent any portion of your salary, compensation or other remuneration for any purpose, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or Cisco or its parent, subsidiaries or affiliates. The value of the Assumed 102 RSUs and the Shares subject to the Assumed 102 RSUs are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company, the Employer or Cisco or its parent, subsidiaries or affiliates and which are outside the scope of your written employment agreement (if any).

c) You acknowledge that you are voluntarily participating in the Plan.

d) Neither the Plan nor the Assumed 102 RSUs or any other stock award granted under the Plan shall be deemed to give you a right to remain an employee, consultant or director of Cisco, its parent, subsidiaries or affiliates. The Employer reserves the right to terminate your service at any time, with or without cause, and for any reason, subject to applicable laws, Cisco’s Articles of Incorporation and Bylaws and a written employment agreement (if any).

e) Your participation in the Plan will not be interpreted to form an employment contract or relationship with the Employer or Cisco or its parent, subsidiaries or affiliates.

f) The future value of the underlying Shares is unknown and cannot be predicted with certainty. If you vest in the Assumed 102 RSUs and obtain Shares, the value of the Shares acquired upon issuance may increase or decrease in value. You understand that neither the Employer, nor Cisco or its parent, subsidiaries or affiliates is responsible for any foreign exchange fluctuation between the Employer’s local currency and the United States Dollar (or the selection by Cisco or the Employer in its sole discretion of an applicable foreign currency exchange rate) that may affect the value of the Assumed 102 RSUs or Shares received (or the calculation of income or any taxes, social contributions, or other charges thereunder).

g) In consideration of the conversion of the Company 102 RSUs, no claim or entitlement to compensation or damages shall arise from forfeiture of the Assumed 102 RSUs resulting from termination of your service by Cisco or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and you irrevocably release Cisco and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, you shall be deemed irrevocably to have waived your entitlement to pursue such claim.

h) In the event of your termination of service, your right to vest in the Assumed 102 RSUs will end as of the date you are no longer an active employee and will not be extended by any notice period mandated under contract or local law, unless Cisco in its exclusive discretion determines otherwise.

i) You agree that Cisco may require the Company 102 RSUs assumed and converted hereunder and the Shares held by a broker to be designated by Cisco.

j) You agree that your rights to acquire Shares or proceeds from the sale of shares hereunder (if any) shall be subject to set-off by Cisco for any valid debts that you owe to Cisco.

k) The Assumed 102 RSUs and the benefits under the Plan, if any, will not automatically transfer to another company in the case of a merger, take-over or transfer of liability.

l) Cisco and the Employer are not providing any tax, legal or financial advice, nor are Cisco and the Employer making any recommendations regarding your participation in the Plan, or your acquisition or sale of Cisco Shares; you are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

You hereby acknowledge and agree as follows: (a) the conversion and adjustment of your Company 102 RSUs and/or acceleration of vesting of your Company 102 RSUs to awards over Cisco Shares may have adverse tax and social insurance contribution consequences, including but not limited to any loss of tax and social insurance qualified status and the inability to obtain a tax or social insurance refund for taxes or contributions already paid on such Assumed 102 RSUs, and that the Company, Cisco and your Employer do not take any responsibility or liability with respect to the loss of tax and social insurance qualified status of your Assumed 102 RSUs; (b) you received information regarding the adjustment and conversion of your Company 102 RSUs; and (c) you acknowledge that vesting and settlement of your Assumed 102 RSUs and the issuance of shares are contingent upon compliance with applicable local laws; in particular, if allowing you to vest in or receive Assumed 102 RSUs or Shares subject to the Assumed 102 RSUs would not be compliant with applicable foreign securities laws, you will not be permitted to receive Shares under this Agreement.

You acknowledge that if you have received this Agreement or any other documents related to the Plan translated into a language other than English, and if the meaning of the translated version is different from the English version, the English version will take precedence. Cisco may, in its sole discretion, decide to deliver any documents related to the Assumed 102 RSUs and this Agreement by electronic means or to request your consent to participate in the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, agree to participate in the Plan through an on-line or electronic system established and maintained by Cisco or a third party designated by Cisco.

Cisco reserves the right to impose other requirements on your participation in the Plan, on the Assumed 102 RSUs and on any Shares acquired under the Plan, to the extent Cisco determines it is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. You agree to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing. Furthermore, you acknowledge that the laws of the country in which you are residing or working at the time of vesting of the Assumed 102 RSUs, while you hold Assumed 102 RSUs or Shares, or at the sale of Shares received pursuant to this Agreement (including any rules or regulations governing securities, foreign exchange, tax, labor, or other matters) may subject you to additional procedural or regulatory requirements that you are and will be solely responsible for and must fulfill. Any additional requirements may be outlined in but are not limited to the Country-Specific Addendum attached hereto, which forms part of the Agreement. At all times you are responsible for understanding and following Cisco’s policies with respect to insider trading, as well as any insider trading restrictions imposed by local law. Notwithstanding any provision herein to the contrary, the Assumed 102 RSUs and any Shares shall be subject to any special terms and conditions or disclosures as set forth in any attached Country-Specific Addendum for your country (or any country you relocate to), which forms part of the Agreement.

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your Assumed 102 RSUs will not be settled.

CISCO SYSTEMS, INC.

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the Assumed 102 RSU listed on the table above are hereby assumed by Cisco and are as set forth in the 102 RSU Agreement for such Assumed 102 RSUs, the Plan and this Non-U.S. Section 102 Restricted Stock Unit Assumption Agreement, including the Country-Specific Addendum.

ATTACHMENTS

Country-Specific Addendum

Exhibit A - Form S-8 Prospectus